 Exhibit 99.1

CIBC Announces Election of Ammar Aljoundi to CIBC's Board of Directors

TORONTO, April 7, 2022 /CNW/ - Katharine B. Stevenson, Chair of the Board of CIBC (TSX: CM) (NYSE: CM), is pleased to announce that today Ammar Aljoundi was elected by shareholders as a new member of CIBC's Board of Directors. Mr. Aljoundi brings deep experience in finance and business strategy as well as extensive experience in mining, capital markets and banking.

Mr. Aljoundi is CEO and President of Agnico Eagle Mines Limited. Previously Mr. Aljoundi was President of Agnico Eagle Mines Limited (since 2015) and, before that, served as Agnico's Senior Vice-President and Chief Financial Officer.

Prior to Agnico Eagle, Mr. Aljoundi served in various senior financial roles at Barrick Gold Corporation, including Executive Vice-President and Chief Financial Officer, Senior Vice-President of Capital Allocation and Business Strategy and Senior Vice-President of Finance. In addition, he held senior roles at Barrick South America, including Executive Director and Chief Financial Officer. Mr. Aljoundi was also Vice-President Structured Finance at Citibank, Canada.

Mr. Aljoundi holds a Mechanical Engineering degree (with distinction) from the University of Toronto and an MBA (with honours) from Western University.

About CIBC
CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

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%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications, Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 16:14e 07-APR-22